INVEST IN **BARON VON OPPERBEAN AND THE RIVER OF TIME**

Unique adventure experience in the heart of Memphis



baronvonopperbean.com Memphis, TN







Entertainment Media Events & Festivals

Highlights

1. The prototype BVO exhibit SOLD OUT its 2-month run in two days with 4,000+ visitors.
2. Memphis rejoice! We're reactivating the Mississippi River Museum at Mud Island Park!
3. Will widely use recycled, reusable and reclaimed materials for its construction materials.
4. The existing Museum structure will be extensively used to minimize environmental impact.
5. Seeking to employ a team of local creative talent to design and build out the exhibit.

Featured Investor



Mark Jones
Syndicate Lead

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Invested $10,000 ⓘ

"Baron Von Opperbean and the River of Time is exactly what Memphis needs. I went to the smaller, original BVO back in 2020 and had a blast. In fact I went twice. Both times were unique experiences as BVO has so many choices for adventure and discovery. I can't think of a better attraction to bring the old river park museum back to life than Baron Von Opperbean and the River of Time. Locals and tourists will be flocking downtown and headed to BVO on the river in the very near future. It's gonna be fun."

Our Team



Christopher Reyes   Chief Visionary Officer

Christopher connects art, technology and people through his music, films, festivals, and community projects. He began his career in interactive media in the early '90s producing for LucasArts, Ardent Media, Acclaim Entertainment, Phillips Interactive.



Kathryn Hicks   Chief of Games and Technology

Kathryn is the Founder & Art Director at Creature Studio, she has more than nine years of experience in the extended reality (XR) industry, from HBO, Snapchat, Hilton, and Meta-funded VR games.



Reuben Brunson   Chief Executive Officer

Reuben, an entrepreneur with 20+ years of executive leadership, excels as a strategic business advisor, creatively steering diverse organizations from startups to game development to Fortune 500 companies.



Marvin Stockwell   Chief Communications Officer

Marvin, a PR pro, spokesman, journalist, and collaborator has 20+ years of experience shaping public opinion through media relations, public speaking, writing, editing, podcasting, event development, branding and grassroots advocacy.

A Unique Immersive Experience On An Island Near And Dear To Our Hearts





We shouldn't have to drive five, ten hours away to have a memorable family experience.

BVO is for our kids. Our families. Our friends. It's something that Memphis deeply needs. We believe this will be a great thing for

Memphis deeply needs. We believe this will be a great thing for our community.

We want our community to have these kinds of experiences without having to leave Memphis. Without having to drive hours away to other cities.





WHAT IS BVO?
An entertainment complex anchored by an adventure-play labyrinth coupled with a variety of immersive entertainment, interactive games, community spaces, special events, food and beverage, and more.

"Doctor Who meets Indiana Jones in a Willy Wonka world of Magic, Science, and the Multiverse."

BVO is turning 33,000 square ft. of Mud Island into an immersive playground and interactive experience.

BVO is a place where you can run, jump, climb, crawl, teleport to alternate universes. In its simplest form is a playground with gaming, original stories, interactive attractions and mashing it all together.





A CITY DESTINATION ATTRACTION.
BVO will attract worldwide visitors, amplify our city's brand, and generate a large economic impact for the community, creatives, and businesses.

Future projections are not guaranteed

BVO is an amazing opportunity to put Memphis on the immersive experience map.

We believe BVO will become a city destination attraction for worldwide tourism, right in the heart of Downtown Memphis. There's nothing quite like BVO, especially in the south. Not in Nashville, not in Atlanta. BVO is a truly unique experience.

BVO POPUP 2020

QUADRANT 360 | 2020 | MEMPHIS, TN

- Awarded Memphis magazine's **Inside Memphis Business Innovation Awards for 2020.**
- 2-Month Run Noon to Midnight **SOLD OUT.**
- 4,000+ attendees. (limited bookings due to COVID.)
- 75K+ social media impressions.
- 30K+ site page visits.
- 1,000 T-shirts sold. (1 out of 4 attendees)
- Attendees traveled from 8 states.

BVO is built on success.

In 2020, we opened Baron Von Opperbean's Exploratorium of Magic, Science and the Multiverse. The story was Quadrant 360. We opened it for a limited run of two months. We put 4000 people through the experience. We sold out in two days!

That's what Quadrant 360 was for. It was a prototype. It proved that an immersive experience could work in Memphis.



AN ADAPTIVE REUSE TO TRANSFORM MEMPHIS.

BVO seeks to preserve and adaptively reuse historic structures, starting with: The Mississippi River Museum at Mud Island River Park.

The Mississippi River Museum at Mud Island Park

Baron Von Opperbean and the River of Time is being built inside the former site of the Mud Island Museum. That's right, BVO is coming to Mud Island, and reactivating one of most iconic and underutilized assets in Memphis.

So many people have fond memories of Mud Island.

It truly is an amazing space. We're going to honor the hard work of the people that came before us who built the space. We want to reuse many of the existing elements and take them to the next level.



A SOUND INVESTMENT FOR GREAT SOCIAL IMPACT.
BVO will fund primarily with local investment, partner with local creatives and organizations, build significantly with reclaimed materials, and give back through local community outreach.

Let's create something extraordinary for Memphis.

We need capital and investors to truly make something that's unique to Memphis. Something that's unique to our community. A destination that will transform the city.

Ultimately, this is a massive undertaking.

We've got filmmakers, spatial audio people, augmented reality, actors, an immersive playground, interactive elements, and story that all goes into this. It's huge.

THE EXPERIENCE ECONOMY
Consumers today are more interested in paying for unique experiences than they are in paying for goods or services.
IN 2021, AREA15 IN LAS VEGAS ATTRACTED 1.6 MILLION VISITORS TO ITS EXPERIENTIAL ENTERTAINMENT COMPLEX.

Source

The immersive entertainment industry is exploding across the world.

Forecasts are off the chart. The Experience Economy is predicted as a wave of economic opportunity. Memphis could be a part of that industry. We have the talent. We have the expertise. We have community support.

EXPERIENCE ECONOMY

2020 Immersive Entertainment Industry Annual Report

- The Immersive Entertainment Industry was valued in 2019 at **$61.8 billion.**
- Major themed attractions have exceeded a collective **half billion visits** for the first time in history – nearly 7% of the world's population (PRE-COVID).
- The Global Location Based Entertainment (LBE) Market was valued at **$3.4 billion** in 2023 and is projected to reach **$19.1 billion** by 2030.
- 775 new immersive projects were created in 2019.
- The average price paid for such experiences is around **$50.**
- **86.3%** of self-identified fans of the Immersive Entertainment Industry **travel to attend** immersive experiences.



Source

IMMERSIVE ENTERTAINMENT MARKET SIZE



Immersive Entertainment Market Size 2023 to 2033 (USD Billion)

2023	$96.91
2024	$119.82
2025	$148.14
2026	$183.17
2027	$228.47
2028	$280
2029	$346.2
2030	$428.04
2031	$529.23
2032	$654.33
2033	$809.02

Source: www.visionresearchreports.com

Growth Rate 2023 to 2032:
23.63% CAGR

Market Rev. by 2033 USD:
$809.02 billion

2022 Revenue Share in North America:
45%





Source

IMMERSIVE ENTERTAINMENT INDUSTRY



TEAMLAB
Tokyo, Japan
$30 ticket price
2.1 million annual visitors
$39M annual revenue



MEOW WOLF
Sante Fe, NM
$35 ticket price
550k annual visitors
$12M annual revenue
$185.2M raised



CITY MUSEUM
St. Louis, MO
$25 ticket price
800K annual visitors
17M+ annual revenue



ARTECHOUSE
DC/NYC/Miami
$32 ticket price
50K annual visitors
$2.4M annual revenue



BVO EXPERIENCE ENTERTAINMENT

AN IMMERSIVE ECOSYSTEM OF PLAY, STORY, GAME, ENTERTAINMENT.



PLAY



+

STORY



+

GAME



+

ENTERTAIN

In essence, BVO is an adventure playground.

Epic stories and adventures are the heart of the experience.

A digital experience extends the physical playground.

A community and tourist destination for unique entertainment.



BVO: The Elements of Immersion

The essence of BVO can be described in four words: Play. Story. Game. Entertainment. BVO is a unique combination of these elements to create an experience like no other.

BVO AUDIENCE

"72% of Millennials prefer to spend money on experiences rather than material possessions."

Families - Mom, Dad with multiple kids - memberships and birthdays.
Entertainment - Young adults attending regular art, music, and community events.
Gamers - Memberships, apps, virtual items, "level-ups," food, and apparel.
Story Fans - Films, episodic series, graphic novels, toys, apparel, and more.
Tourists - Tickets, food, and merch to remember their visit.











David McNinch
This exhibit is too brilliant for human words. Chris has nothing to prove as an artist, but for him to pull something like this out of his spirit, is very very inspiring. I would encourage any artist to visit this experience and recognize how high he has set the bar.
11h Like Reply

BVO Projections

Our plan is for BVO to be a keystone piece of the experience economy for the Mid-South.

BVO REVENUE STREAMS

   

ADMISSIONS	EVENTS AND EXHIBITS	MERCHANDISING	FOOD AND BEVERAGE
Admissions, Games, Rides, Experiences	Special Events, Performances, Films, Exhibits, Festivals	BVO Apparel, Puzzles, Books, Games, Art, and Toys	a vibrant array of colorful beverages and foods for a multisensory experience



PROJECTED REVENUE

Financial Projections	Phase 1		Phase 2		Phase 3
	Year 1	Year 2	Year 3	Year 4	Year 5
Attendance	250K	375K	500K	625K	750K
Ticketing (avg ticket $25)	$7.0M	$10.5M	$13.9M	$17.4M	$19.7M
Food and Beverage	$540K	$810K	$1.0M	$1.3M	$1.2M
Events, Performances, Exhibits	$48K	$39K	$52K	$65K	$78K
Event Space Rental	$24K	$28K	$37K	$46K	$56K
Merchandise	$1.0M	$1.5 M	$2.0M	$2.5M	$3.0M
TOTALS	**$8.6M**	**$12.8M**	**$17.1M**	**$21.4M**	**$24.0M**

Estimated economic GRP impact: $66.2 million / 566 jobs.

Greater Memphis Economic Research Group (study in progress, final impact is TBD)



Future projections are not guaranteed

TOURISM DATA

*Data from Memphis Tourism

In 2023, Memphis welcomed over **13 million attraction visitors**, bringing in **$3.2 billion dollars** and creating more than **43,000 jobs**, with over **$390 million in tax revenue.***

Key Market Attractions	Annual Visitors	Price
Memphis Zoo	1.2M	$23
Golf & Games Family Park	550K	$25
Graceland	534K	$50
Museum of Science & History	300K	$25
Civil Rights Museum	326K	$17
Children's Museum	256K	$17

- Metro Population: **1.3M**
- **5 Million people in the Mid-South**
- Annual city visitors: 13+ Million
- **40% US POP within a days drive**
- 75% US POP within a 2-day drive

Market Proximity

Memphis is located on the 3rd busiest trucking corridor in the US — linking it to domestic markets with one of the country's most modern Highway systems.





Botanic Gardens	225K	$10

Team BVO

We've built a team of Creatives with a rich knowledge of technology and diverse background of experience.

BVO CREATIVE TEAM
The experience to create immersive and transformative worlds.
CHRISTOPHER REYES VISION / STORY / FILMMAKER / EXPERIENCE DESIGN
Christopher connects art, technology, and people through his music, films, festivals, and community projects. He began his career in interactive media in the early '90s producing for LucasArts, Ardent Media Acclaim Entertainment, Phillips Interactive.
KATHRYN HICKS CREATIVE / GAME DEV / AR/VR / FUTURIST
Kathryn is the Founder & Art Director at Creature Studio, she has more than 8 years of experience in the extended reality (XR) industry, from HBO Snapchat filters to Meta-funded VR games.
JAMES DUKES MUSIC PRODUCER / ORANGE MOUND TOWER / TONE
IMAKEMADBEATS, founder of Unapologetic and Orange Mound Tower. Community leader and music producer. Scoring for film and television, including NBC, ABC, HBO, DC Shoes, Oxygen, and more.
MARVIN STOCKWELL PUBLICITY / MARKETING / BRANDING / PARTNERSHIPS
Marvin, a PR pro, spokesman, journalist, and collaborator has 20+ years of experience shaping public opinion through media relations, public speaking, writing, editing, podcasting, event development, branding and grassroots advocacy.
PRINCETON JAMES IMMERSIVE THEATER / COMMUNITY OUTREACH / WRITER
His unique brand of storytelling has captivated audiences, showcasing the importance of love, faith and family. Facilitated performing arts training and enrichment development for more than 3,000 youth in underserved communities.
TYLUR FRENCH ARTIST /SCULPTOR / PRODUCTION AND FABRICATION
Tylur is a sculptor and founder of Youngblood Studio, a premier production and fabrication studio specializing in large-scale public works. St. Jude, Le Bonheur Children's Hospital.
REUBEN BRUNSON BUSINESS STRATEGY / DEVELOPMENT / OPERATIONS
Reuben, an entrepreneur with 20+ years of executive leadership, excels as a strategic business advisor, creatively steering diverse organizations from startups to Fortune 500 companies.
JORDAN DANELZ FILMMAKER / STORY / XR PRODUCTION
Jordan has produced films, documentaries, and episodic series for both web and television. His focus is exploring innovative technology and transformative storytelling.
GINO BARZIZZA DIGITAL ARTIST/ ELECTRONICS WIZARD
Gino began specializing in experiential marketing in 2004, and expanded into the world of publishing, motion graphics production, electronics design and general methods of fabrication. He assisted in the production of the original BVO in 2020.



















Let's make something that's authentically Memphis and put Memphis on the experiential map.

Your investments counts. Let's get Mud Island out of the mud and into the multiverse. Mud Island is an incredible civic asset that we're going to bring back to life.

Brandon Kinder
September 29, 2020
Baron Von Opperbean's Exploratorium of Magic, Science, and the Multiverse was incredible! @madebyninjacat did an incredible job with this place! I want to go back and live there forever. #BVOE
WHAT'S NEXT?
BVO plans to open Phase 1 in early 2025.
We are currently looking to raise $10 million in capital investment to support our multiphase launch.
Liz Kinnmark
October 23, 2020
Soooo happy that I had the chance to see #bvoe last night with a whole lot of my favorite people. This was absolutely one of the highlights of the year, and really of all the events I've seen in this city, and I'm feeling super inspired. Events may not be the same as they were before... maybe they'll be better.

We plan to raise $1.235M of this on Wefunder.

Concept Art





What is revenue share? How does it work?

BVO is an investment opportunity, not a donation. You are investing in something great for Memphis. It's something we believe will be an amazing, unique experience for our city and beneficial to our local community and economy.

The Wefunder Revenue Share Loan Agreement is a promissory note paid back from a share of the business's revenues. Here are our investment terms:

- *Repayment Amount.* The repayment amount is 2x based on 5% of our gross revenue.

- *Quarterly Disbursement.* Repayment will be in quarterly payments.

- ***Defer Payments.*** One payment can be missed without being in default.

- ***Unsecured loan.*** This loan is unsecured.

- ***VIP and Early Investor Bonus.*** *2.2x repayment amount available to VIP and early investors who invest the first $200,000 in round*